                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 10)

                                Telos Corporation
                                -----------------
                                (Name of Issuer)

            12% Cumulative Exchangeable Redeemable Preferred Stock,
                           Par Value $0.01 Per Share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                    87969B200
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey S. Tullman, Esq.
                               Kane Kessler, P.C.
                     1350 Avenue of the Americas, 26th Floor
                            New York, New York 10019
                                 (212) 541-6222

                                February 27, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)

                              (Page 1 of 12 pages)

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CUSIP No. 87969B200                  13D/A                    Page 2 of 12 pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Partners Small Cap Value, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                             [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         131,800 shares (See Item 5)
   NUMBER OF         -----------------------------------------------------------
    SHARES           8.  SHARED VOTING POWER
 BENEFICIALLY            -0- (See Item 5)
   OWNED BY          -----------------------------------------------------------
EACH REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON               131,800 shares (See Item 5)
     WITH            -----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
---------------------------------------- ---------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    131,800 (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.1% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN

                              (Page 2 of 12 pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                    Page 3 of 12 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Small Cap Value Offshore Fund, Ltd.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Not Applicable
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2 (d) OR 2 (e)                                                           [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    CAYMAN ISLANDS
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         85,400 shares (See Item 5)
   NUMBER OF         -----------------------------------------------------------
    SHARES           8.  SHARED VOTING POWER
 BENEFICIALLY            -0- (See Item 5)
   OWNED BY          -----------------------------------------------------------
     EACH            9.  SOLE DISPOSITIVE POWER
   REPORTING             85,400 shares (See Item 5)
    PERSON           -----------------------------------------------------------
     WITH            10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    85,400 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.7% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

                              (Page 3 of 12 pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                    Page 4 of 12 pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Partners Small Cap Value, L.P. I
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         142,800 shares (See Item 5)
  NUMBER OF          -----------------------------------------------------------
   SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             -0- (See Item 5)
  OWNED BY           -----------------------------------------------------------
    EACH             9.  SOLE DISPOSITIVE POWER
  REPORTING              142,800 shares (See Item 5)
   PERSON            -----------------------------------------------------------
    WITH             10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    142,800 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.5% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------

                              (Page 4 of 12 pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                    Page 5 of 12 pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Channel Partnership II, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3215653
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    NEW YORK
--------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER
                                  13,500 shares (See Item 5)
   NUMBER OF         -----------------------------------------------------------
    SHARES                    8.  SHARED VOTING POWER
 BENEFICIALLY                     -0- (See Item 5)
   OWNED BY          -----------------------------------------------------------
EACH REPORTING                9.  SOLE DISPOSITIVE POWER
    PERSON                        13,500 shares (See Item 5)
     WITH            -----------------------------------------------------------
                              10. SHARED DISPOSITIVE POWER
                                  -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    13,500 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.4% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN

                              (Page 5 of 12 pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                    Page 6 of 12 pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Nelson Obus
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         13,500 shares (See Item 5) (1)
   NUMBER OF         -----------------------------------------------------------
    SHARES           8.  SHARED VOTING POWER
 BENEFICIALLY            360,000 (See Item 5) (1)
   OWNED BY          -----------------------------------------------------------
EACH REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON               13,500 shares (See Item 5)(1)
     WITH            -----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER
                         360,000 (See Item 5) (1)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    373,500 shares (See Item 5)(1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.7% (See Item 5)(1)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------
(1) Mr. Obus may be deemed to have an indirect beneficial ownership in such shares through his positions as a co-managing member of Wynnefield Capital
Management, LLC, a principal executive officer of Wynnefield Capital, Inc., and general partner of Channel Partnership II, L.P. Wynnefield Capital Management,
LLC holds an indirect beneficial ownership interest in 274,600 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield
Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in 85,400 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. Channel Partnership II,
L.P. directly owns 13,500 shares. As Mr. Joshua H. Landes is a co-managing member of Wynnefield Capital Management, LLC and an executive officer of
Wynnefield Capital, Inc., Mr. Obus shares voting and dispositive power with Mr.
Landes with regard to any shares beneficially owned by Wynnefield Capital
Management, LLC and Wynnefield Capital, Inc.

                              (Page 6 of 12 pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                    Page 7 of 12 pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Joshua H. Landes
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         -0- shares (See Item 5) (1)
  NUMBER OF          -----------------------------------------------------------
   SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             360,000 (See Item 5) (1)
  OWNED BY           -----------------------------------------------------------
    EACH             9.  SOLE DISPOSITIVE POWER
  REPORTING              -0- shares (See Item 5) (1)
   PERSON            -----------------------------------------------------------
    WITH             10. SHARED DISPOSITIVE POWER
                         360,000 (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    360,000 shares (See Item 5) (1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.3% (See Item 5) (1)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------
(1) Mr. Landes may be deemed to have an indirect beneficial ownership in such shares through his positions as a managing member of Wynnefield Capital
Management, LLC and an executive officer of Wynnefield Capital, Inc. Wynnefield
Capital Management, LLC holds an indirect beneficial ownership interest in
274,600 shares which are directly owned by Wynnefield Partners Small Cap Value,
L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc.
holds an indirect beneficial ownership interest in 85,400 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. As
Mr. Obus is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc., Mr. Landes shares voting and dispositive power with Mr. Obus with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital,
Inc.

                              (Page 7 of 12 pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                   13D/A                   Page 8 of 12 pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Capital Management LLC
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    NEW YORK
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         274,600 shares (See Item 5) (1)
  NUMBER OF          -----------------------------------------------------------
   SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             -0- (See Item 5)
  OWNED BY           -----------------------------------------------------------
    EACH             9.  SOLE DISPOSITIVE POWER
  REPORTING              274,600 shares (See Item 5) (1)
   PERSON            -----------------------------------------------------------
    WITH             10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    274,600 shares (See Item 5) (1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.6% (See Item 5) (1)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    OO (Limited Liability Company)
--------------------------------------------------------------------------------
(1) Wynnefield Capital Management, LLC, as the general partner of Wynnefield
Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I,
holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield
Partners Small Cap Value, L.P. I.

                              (Page 8 of 12 pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                   13D/A                   Page 9 of 12 pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Capital, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    CAYMAN ISLANDS
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         85,400 shares (See Item 5)(1)
  NUMBER OF          -----------------------------------------------------------
   SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             -0- (See Item 5)
  OWNED BY           -----------------------------------------------------------
    EACH             9.  SOLE DISPOSITIVE POWER
  REPORTING              85,400 shares (See Item 5)(1)
   PERSON            -----------------------------------------------------------
    WITH             10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    85,400 shares (See Item 5)(1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.7% (See Item 5)(1)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------
(1) Wynnefield Capital, Inc. as the sole investment manager of Wynnefield Small
Cap Value Offshore Fund, Ltd., holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value
Offshore Fund, Ltd.

                              (Page 9 of 12 pages)

         This Amendment No. 10 (the "Amendment") amends the Statement of
Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange
Commission (the "Commission") on June 24, 1997, and amended by Amendment No. 1 filed on June 22, 1998, and further amended by Amendment No. 2 filed on December
18, 2003, and further amended by Amendment No. 3 filed on April 21, 2004, and further amended by Amendment No. 4 filed on April 1, 2005, and further amended by Amendment No. 5 filed on May 9, 2005, and further amended by Amendment No. 6 filed on February 9, 2006, 1 further amended by Amendment No. 7 filed on June 5,
2006, and further amended by Amendment No. 8 filed on February 12, 2007 and further amended by Amendment No. 9 filed on February 21, 2007 (the "Wynnefield
Schedule 13D"), filed by Wynnefield Partners Small Cap Value, L.P. (the
"Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"),
Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield
Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Nelson Obus
("Mr. Obus"), Joshua Landes ("Mr. Landes") and Channel Partnership II, L.P.
("Channel" and, collectively with the Partnership, the Fund, the Partnership-I,
WCM, WCI, Mr. Obus, and Mr. Landes, the "Wynnefield Reporting Persons"), with respect to the shares of 12% Cumulative Exchangeable Redeemable Preferred Stock,
par value $0.01 per share (the "Preferred Shares"), of Telos Corporation, a
Maryland corporation with its principal executive offices located at 19886
Ashburn Road, Ashburn, Virginia 20147-2358 (the "Issuer"). All defined terms refer to terms defined herein or in the Wynnefield Schedule 13D. The information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         "Item 4. Purpose of Transaction." appearing in the Wynnefield Schedule
13D is supplemented by adding the following disclosure to the end of such item:

         On February 27, 2007, in connection with that certain lawsuit pending in the Circuit Court for Baltimore City in the State of Maryland (the "Court")
against the Issuer, derivatively against each director of the Issuer, and certain of the Issuer's executive officers (the "Lawsuit"), Costa Brava and
Partnership-I filed a Second Amended Complaint (the "Second Amended Complaint")
in order to, among other things, add an additional party, John C. Porter, majority common stock holder of the Issuer and alleged recipient of Fraudulent
Conveyances from the Issuer (as defined in the Lawsuit) as an additional defendant in the Lawsuit. A copy of the Second Amended Complaint filed in the
Lawsuit, may be obtained from the Court under Case No. 24-C-05-009296. Any descriptions herein of the Second Amended Complaint are qualified in their entirety by reference to the Second Amended Complaint. The Wynnefield Reporting
Persons do not have, and the Wynnefield Reporting Persons specifically disclaim any obligation to provide, updated information with respect to the proceedings relating to the Lawsuit.

         As of the date of this Amendment No. 10, except as set forth above, none of the Wynnefield Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

         The Wynnefield Reporting Persons reserves the right to change their plans and intentions at any time as they deem appropriate. In particular, the
Wynnefield Reporting Persons may purchase Preferred Shares, or may sell or otherwise dispose of all or a portion of the Preferred Shares, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the Preferred Shares.

         Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the
Common Stock by the Securities Act of 1933, as amended, the Securities Exchange
Act of 1934, as amended and applicable state securities or "blue sky" laws.

                              (Page 10 of 12 pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: March 6, 2007

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                  By: Wynnefield Capital Management, LLC,
                                      its General Partner

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, Co-Managing Member

                              (Page 11 of 12 pages)

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                  By: Wynnefield Capital Management, LLC,
                                      its General Partner

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, Co-Managing Member

                                  WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                  By: Wynnefield Capital, Inc.,
                                       its Investment Manager

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, President

                                  WYNNEFIELD CAPITAL MANAGEMENT, LLC

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, Co-Managing Member

                                  WYNNEFIELD CAPITAL, INC.

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, President

                                  CHANNEL PARTNERSHIP II, L.P.

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, General Partner

                                      /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, Individually

                                      /s/ Joshua H. Landes
                                      -----------------------------------
                                      Joshua H. Landes, Individually

                              (Page 12 of 12 Pages)